United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Lifetime Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 10, 2021
File No. 0000874396

Ladies and Gentlemen:

The following is the response of Lifetime Brands, Inc. (the “Company”) to comment contained in the letter issued by the staff (the “Staff”) of the Securities and Exchange Commission’s comment to Mr. Laurence Winoker, dated December 17, 2021. For convenient reference, this response letter duplicates the text of the Staff comment and headings contained in your letter in italics, and the Company’s responses are set forth in plain text immediately beneath the comment.

Form 10-K for the Year Ended December 31, 2020
Financial Statements
Notes to Consolidated Financial Statements

Note 13 Business Segments, page F-35
1.We note your disclosure that you operate in two segments based on geography, U.S. and International. We further note your MD&A discussion by product category that includes Kitchenware, Tableware and Home solutions for the U.S. segment, as well as sterling silver products. Please tell us the factors used to identify your reportable segments and whether operating segments have been aggregated into your reportable segments. Refer to ASC 280-10-50.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the factors outlined in ASC 280-10, including the information our Chief Operating Decision Maker (“CODM”) reviews, our business activities and our reporting structure, to identify our reportable segments, as described below.

In accordance with ASC 280-10-50 the Company reports the financial results for each of its operating segments, U.S. and International, as its reportable segments. The Company has not applied aggregation of operating segments to identify its reportable segments.
The Company has considered the below characteristics described in ASC 280-10-50-1 in its identification of operating segments:
a.It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.Its discrete financial information is available.
Chief Operating Decision Maker
The Company first evaluated the CODM in its identification of operating segments. The function of the CODM is to allocate resources to and assess the performance of the segments of a public entity. The Company’s Chief Executive Officer (“CEO”), Robert B. Kay, is responsible for allocating resources and assessing the financial performance of the business and therefore represents the CODM.

Financial Information used by the CODM
The CODM assesses financial performance by regularly reviewing on a total basis net sales, gross margin, distribution expenses, selling, general and administrative expenses, and operating income for the U.S. and International segments. Working capital, liquidity and cash flow financial information are also reviewed and evaluated in total for the U.S. and International operating segment level.
For the U.S. segment, disaggregated data for net sales and gross margin for the three product categories, Kitchenware, Tableware and Home Solutions are included in the financial information provided to the CODM. In addition to net sales and gross margin metrics, distribution expense is estimated and allocated to each of the categories; however, it is not discretely determinable. The Company has concluded that the disaggregated financial information by product category does not constitute discrete financial information as the information is not sufficient for the CODM to allocate resources and assess financial performance due to the following factors:
•The Company operates five distribution centers in the U.S. that support the U.S. operations across all product categories. Distribution operations and financial performance are measured by evaluating the U.S. segment distribution expenses as a percentage of gross shipments and other non-financial metrics. For the CODM to allocate resources and assess financial performance, the financial information is evaluated for the U.S. segment and not based on specific product categories. The CODM’s evaluation of the distribution expenses is consistent with the discussion and analysis of distribution expenses in the Company’s public filings.
•The three U.S. product categories consist of several product lines and brands that share a high degree of operational resources within the U.S. segment. The Company’s U.S. segment has one segment manager who is responsible for U.S. operations and the performance of each of its three product categories. The management team that supports the U.S. segment manager consists of a single sales force and other shared services related to design, development and marketing. The Company’s management structure drives consistency for the U.S. operations to integrate its brands and employ uniform marketing, sales and distribution programs across the segment. The expense associated with these resources are not presented or allocated on the product category level.
•The Company’s capital expenditure investments and strategy consist of investments that produce benefits for the U.S. operations and are not specific to a product category. The Company's historical primary component of its investment has been in its distribution facilities.
•The performance-based compensation of the Company’s CODM and the U.S. segment manager is measured on total Company performance and not on individual division/product category results.
Operating Segment Identification:
Based on the Company’s evaluation of ASC 280-10-50-1 the Company’s U.S. and International segments have been identified as its operating segments.

Please contact me (516-203-3500) with any questions.

Sincerely,

By:	/s/ Laurence Winoker
Laurence Winoker Senior Vice President – Finance, Treasurer and Chief Financial Officer